Filed by Central Pacific Financial Corp.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 333-104783

The following  is a press release issued by Central Pacific Financial Corp. on October 10,  2003.

Investor Contact:	Neal Kanda	Media Contact:	Ann Takiguchi
	VP & Treasurer		PR/Communications Officer
	(808) 544-0622		(808) 544-0685
	neal.kanda@centralpacificbank.com		ann.takiguchi@centralpacificbank.com

NEWS RELEASE

Central Pacific Financial Corp. Raises $40 Million in Capital

HONOLULU, October 10, 2003 — Central Pacific Financial Corp. (NYSE: CPF), parent company of Central Pacific Bank, today announced it has raised $40 million in capital from its participation in a pooled trust preferred offering. The securities are priced at three-month LIBOR plus 2.85 percent, adjusted quarterly, and are redeemable by the Company in whole or in part after five years.

The Company intends to use the proceeds to support its proposed merger with CB Bancshares, Inc. (CBBI). As previously announced, Central Pacific Financial has proposed to acquire CBBI for cash and stock valued at $288 million. The proposed combination, which has been opposed by CBBI’s management, is currently awaiting regulatory approval and is the subject of litigation in the Hawaii courts.

Should the proceeds from this offering not be used for the proposed combination, the additional capital may be used to repurchase the Company’s own outstanding common shares.

Central Pacific Financial Corp. is a Hawaii-based bank holding company with $2.1 billion in assets. Central Pacific Bank, its subsidiary, is Hawaii’s third largest commercial bank with 24 branches statewide, including five supermarket branches and more than 70 ATMs.

FORWARD LOOKING INFORMATION

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF has filed with the SEC an amended registration statement on Form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer.  The registration statement is not final and will be further amended.  Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov).  Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s definitive proxy revocation statement as filed on May 22, 2003.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.

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